CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 March 4, 2014


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


       Re:      First Trust Exchange-Traded Fund VI (the "Trust")
                      File Nos. 811-22717 and 333-182308
                -------------------------------------------------


Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the "Trust") with the Securities and Exchange Commission (the "Commission") on December 19, 2013 (the "Registration Statement"). The Registration Statement relates to the First Trust Dorsey Wright Focus 5 ETF (the "Fund"), a series of the Trust. Your comments regarding the Fund were communicated to us via telephone on January 27, 2014. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - ANNUAL FUND OPERATING EXPENSES TABLE

      The content of footnote 3 does not fit into the requirements of Form N-1A and is neither permitted nor required by Form N-1A. Please remove this footnote and consider moving the information provided by the footnote to the statutory section of the prospectus.

RESPONSE TO COMMENT 1

      The footnote has been removed in accordance with this comment.



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Karen Rossotto
March 4, 2014
Page 2



COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES

      In the last sentence of the first paragraph of this section, there is a reference to "appropriate correlation." What is an appropriate correlation and how does the Fund intend on maintaining such a correlation?

RESPONSE TO COMMENT 2

      The "appropriate correlation" to which this statement refers is the Fund's goal of 0.95 correlation or better (before fees and expenses) between the Fund's performance and the performance of the Index. The Fund intends on maintaining such a correlation by investing at least 90% of its net assets (plus the amount of any borrowings for investment purposes) in the components that comprise the Index.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

      Because the Index seems to rebalance on a weekly basis, it seems that this Fund might be actively traded and that portfolio turnover might be greater than 100%. If the Fund is to be actively traded, please provide the appropriate disclosure.

RESPONSE TO COMMENT 3

      Although the Index is evaluated on a weekly basis, it is only rebalanced when an addition or deletion is made to the Index. Under normal market conditions, the Index Provider does not anticipate that the portfolio turnover will be greater than 100%. The disclosure has been revised to state that a component will only be removed if it falls to the bottom half of the universe of First Trust ETFs according to the Index Provider's relative strength methodology.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      In general, please provide more developed explanation regarding the Index. Does the Fund invest in all the ETFs in the Index? Provide more developed explanations for the terms, "strongest trends" and "relative strength." What is the timeframe used to measure past performance of the Index components? Specifically, what the timeframe that is used when measuring momentum? Is it a week, a month or some other time frame? When are components removed from the Index? Does the Index use market caps or have a focus on particular sectors? Why is fund considered an ETF and not a "momentum fund?" Provide supplemental explanation.



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Karen Rossotto
March 4, 2014
Page 3



RESPONSE TO COMMENT 4

      The disclosure has been revised in accordance with this comment and the Index description has been expanded. The disclosure has also been revised to state that when determining relative strength, the Index Provider does not perform the analysis within a finite time period, rather the Index Provider takes into account a variety of factors to track movements and trends of securities prices over various time periods. The Index Provider has constructed the Index to identify longer term trends though a series of observations, which are used to determine the inputs for the relative strength analysis.

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      Is it anticipated that the Fund will use derivatives? If so, provide supplemental explanation.

RESPONSE TO COMMENT 5

      It is not anticipated that the Fund will use derivatives as a principal investment strategy.

COMMENT 6 - PRINCIPAL RISKS

      The disclosure references "instances in which the Fund may be underweighted or overweighted in certain securities in the Index." Explain the circumstances in which such events would occur.

RESPONSE TO COMMENT 6

      This disclosure has been removed from the prospectus as it is anticipated that the Fund will invest substantially in the components of the Index.

COMMENT 7 - PRINCIPAL RISKS

      With respect to the Concentration Risk, to the extent that the Index anticipates concentrating in a single industry or sector, provide the corresponding disclosure in the Principal Investment Strategy section.

RESPONSE TO COMMENT 7

      The disclosure has been revised in accordance with this comment.




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Karen Rossotto
March 4, 2014
Page 4



COMMENT 8 - PRINCIPAL RISKS

      The disclosure provides a Depositary Receipts Risk, provide disclosure regarding whether the underlying ETFs hold depositary receipts that are unsponsored. If so, provide the appropriate disclosure, particularly in the summary section, if investment in unsponsored depositary receipts will be a principal investment strategy.

RESPONSE TO COMMENT 8

      It is not anticipated that the ETFs in which the Fund invests will be significantly invested in unsponsored depositary receipts.

COMMENT 9 - PRINCIPAL RISKS

      If the underlying ETFs will invest significantly in small/mid cap securities, provide the appropriate risk disclosure.

RESPONSE TO COMMENT 9

      The disclosure has been revised in accordance with this comment.

COMMENT 10 - PRINCIPAL RISKS

      If the underlying ETFs invest in the securities of companies from emerging market countries, provide the disclosure and the appropriate risk disclosure.

RESPONSE TO COMMENT 10

      It is not anticipated that the ETFs in which the Fund invests will be invested principally in emerging market countries.

COMMENT 11 - PRINCIPAL RISKS

      As it appears that the additional risk disclosures may be added in accordance with the underlying ETFs that the Fund will hold, please note that these additional risk disclosures will require review prior to before any acceleration for effectiveness of the Registration Statement.

Karen Rossotto
March 4, 2014
Page 5




RESPONSE TO COMMENT 11

      The disclosure has been revised in accordance with this comment.

COMMENT 12 - PERFORMANCE

      In the Performance section, include the disclosure required by Item 4(b)(2)(i) of Form N-1A that states that the Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

RESPONSE TO COMMENT 12

      The disclosure has been revised in accordance with this comment.

COMMENT 13 - MANAGEMENT

      In the statement, "Each Investment Committee member has served as a part of the portfolio management team of the Fund since inception," use the year of the Fund's inception in place of the word, "inception."

RESPONSE TO COMMENT 13

      The prospectus has been revised in accordance with this comment.

COMMENT 14 - FUND INVESTMENTS

      Under Equity Securities, the disclosure lists "preferred securities; warrants to purchase common stocks or preferred securities; securities convertible into common stocks or preferred securities; and other securities with equity characteristics." To the extent that any of these types of equity securities are principal, please put the appropriate disclosure in the Principal Investment Strategies section with corresponding risk factors. Will the Fund invest in convertible warrants? Also, identify the "other securities with equity characteristics" in which the Fund may invest.

RESPONSE TO COMMENT 14

      The disclosure has been revised to reflect that the Fund and the underlying ETFs may invest in various types of equity securities.

Karen Rossotto
March 4, 2014
Page 6



COMMENT 15 - FUND INVESTMENTS

      In the description of ETFs, expand on the information provided in the summary section with respect to the types of investments that the underlying ETFs may invest and include other relevant disclosure such as information regarding the underlying ETFs' investments in foreign securities and sector concentrations.

RESPONSE TO COMMENT 15

      The disclosure has been revised in accordance with this comment.

COMMENT 16 - FUND INVESTMENTS

      Consider moving the Illiquid Securities disclosure section to the "Other Investments" section if it is not a principal investment strategy.

RESPONSE TO COMMENT 16

      Because the Fund may invest up to 15% of its net assets in illiquid securities, the disclosure has been left the disclosure in the Fund Investments section.

COMMENT 17 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      With respect to the Borrowing and Leverage Risk, which of the Fund's activities would involve leverage? Also, will the activities of the underlying ETFs subject the Fund to borrowing and leverage risks?

RESPONSE TO COMMENT 17

      The Fund does not anticipate activities in its portfolio that would involve leverage. The disclosure has been revised accordingly.

COMMENT 18 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      With respect to the Issuer Specific Changes Risk, how does it differ from the Equity Securities Risk?




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Karen Rossotto
March 4, 2014
Page 7



RESPONSE TO COMMENT 18

      The Issuer Specific Changes Risk refers to the risk that a security held by an underlying ETF make prove to be volatile or decrease in value relative to the market, while Equity Securities Risk refers to the general market risk that equity securities face that they may decline significantly or experience periods of volatility depending on various factors that impact the market.

COMMENT 19 - INDEX INFORMATION

      Provide a summary of the information provided in this section above in the Principal Investment Strategies section. Also, provide additional details regarding the Index and the eligibility criteria and selection process. Explain "relative strength."

RESPONSE TO COMMENT 19

      The disclosure has been revised in accordance with this comment.

COMMENT 20 - STATEMENT OF ADDITIONAL INFORMATION - TYPES OF INVESTMENTS

      In the sentence, "For these purposes, interpretations and guidance provided by the SEC staff may be taken into account when deemed appropriate by the Fund," remove the phrase, "when deemed appropriate by the Fund."

RESPONSE TO COMMENT 20

      The disclosure has been revised in accordance with this comment.

COMMENT 21 - STATEMENT OF ADDITIONAL INFORMATION - HEDGING STRATEGIES

      Certain derivatives are defined as "Futures" or "Futures Contracts." Confirm that the list of defined instruments is complete and accurate.

RESPONSE TO COMMENT 21

      It is confirmed that the list of defined instruments is complete and accurate.

                                   *  *  *




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Karen Rossotto
March 4, 2014
Page 8



TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP



                                                   By: /s/ Morrison C. Warren
                                                       ------------------------
                                                           Morrison C. Warren